SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13-D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                        KILLEARN PROPEERTIES, INC.
                              (Name of Issuer)

                               494125 10 7
                              CUSIP Number

                     Mr. Mark A. Conner, President
                      Proactive Technologies, Inc.
                         7118 Beech Ridge Trail
                       Tallahassee, Florida 32312
                              (904) 668-8500
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                           October 11, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [   ]

Check the following box if a fee is being paid with this statement [
](A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons    Tax Identification Number

          Proactive Technologies, Inc.               23-2265039

(2)  Check the Appropriate Box if a Member of a Group a. [ ] b. [ ]

(3)     SEC Use Only

(4)      Source of Funds                               WC

(5)  Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e)                  [    ]

(6)   Citizenship or Place of Organization       Delaware, U.S.A.

         Number of            (7)     Sole Voting Power
          Shares                           406,176
        Beneficially
          Owned By            (8)     Shared Voting Power
           Each                             --0--
        Reporting
          Person              (9)    Sole Dispositive Power
           With:                            406,176

                             (10)   Shared Dispositive Power
                                               --0--

(11)     Aggregate Amount Beneficially
          Owned By Each Reporting Person             406,176

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)                            [    ]

(13)    Percent of class represented by amount in Row (11) 45.77%

(14)    Type of Reporting Person                          CO



Item 1.      Security and Issuer.

       Common stock, par value $0.10 (the "Stock")

        Killearn Properties, Inc. ("Issuer")
        100 Eagle's Landing Way
        Stockbridge, Georgia 30281.

Item 2.      Identity and Background.

(a.)  (b.) (c.) (f.)    This statement is being filed by Proactive
Technologies, Inc., a Delaware corporation ( "Proactive"), with its principal place of business located at 7118 Beech Ridge Trail, Tallahassee, Florida 32312. Its principal business is the development of real estate.

      (d.) (e.)     Listed below are the names, business addresses and
occupational information for (a.) each executive officer and director of Proactive, (b.) Each person controlling Proactive, and (c.) Each person
ultimately in control of Proactive.    During the last five (5) years,
neither Proactive nor, to the best of Proactive's knowledge, any of the individuals, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     NAME          PRESENT PRINCIPAL OCCUPATION & BUSINESS ADDRESS

  James A. Preiss                  Chief Executive Officer
                                   Director
                                   Proactive Technologies, Inc.
                                   7118 Beech Ridge Trail
                                   Tallahassee, FL 32312

  Mark A. Conner                   Chairman of the Board
                                   President
                                   Proactive Technologies, Inc.
                                   7118 Beech Ridge Trail
                                   Tallahassee, Florida 32312

  Langdon S. Flowers, Jr.          Director
                                   Proactive Technologies, Inc.
                                   329 North Broad Street
                                   Thomasville, GA 31799

  Marshall R. Cassedy, Jr.         Director
                                   Proactive Technologies, Inc.
                                   2012-D North Point Blvd.
                                   Tallahassee, FL 32308


  Ben S. Branch                   Director
                                  Proactive Technologies, Inc.
                                  School of Management
                                  Finance Department
                                  University of Massachusetts
                                  Amherst, MA 01003

  Robert E. Maloney, Jr., Esq.    Director
                                  Corporate Counsel
                                  Proactive Technologies, Inc.
                                  7118 Beech Ridge Trail
                                  Tallahassee, Florida 32312

  Mark A. Conner and Mr. Preiss each beneficially own approximately 22.59% of the outstanding voting securities of Proactive. Mr. Flowers beneficially owns approximately 16.8% of the outstanding voting securities of Proactive. Combined, all officer, directors, and beneficial owners of Proactive own approximately 72.36% of the Company. All directors and officers of the Company are U.S. citizens.

Item 3.        Source and Amount of Funds or Other Consideration.


     On October 10, 1997, Proactive acquired an additional Nine Thousand Seven Hundred Eighty (9,780) shares of Issuer's stock in a transaction with one shareholder for total cash of Seventy Three Thousand Three Hundred Fifty Dollars and No Cents ($73,350.00).


Item 4.     Purpose of Transaction.

     The purpose of the transaction is to acquire additional shares of Issuer's stock in an effort to gain majority control of Issuer. At present, PTE's Board has authorized the acquisition of an additional Sixty Five Thousand (65,000) shares of Issuer's stock, depending on market conditions, and the state of affairs of Proactive.

     Except as set forth above, Proactive has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a.) through (j.) Of Item 4 of Schedule 13-d.

Item 5.     Interest in Securities of Issuer.

     a.)     At the close of business on October 10, 1997, Proactive
Technologies, Inc. Proactive Technologies, Inc. beneficially owned 406,176 shares of Stock, or approximately 45.77% of the 887,412 shares of common stock reported by the Company to be outstanding as of July 31, 1997.

b.) Proactive Technologies, Inc. has sole voting and dispositive power with respect to 406,176 of the shares of Stock disclosed in Item 5(a.) above.

c.) The following table sets forth the dates, number of shares and price per share for all transactions in the Company's common stock effected by Proactive Technologies, Inc. during the twenty (20) days preceding the date of this Schedule 13D/A, all of which consisted of the acquisition of a total of 9,780 shares of the Issuer's common stock, as described above in Item 3.


    Date:         Number of Shares Acquired       Price Per Share

  October 11, 1997            9,780                   $    7.50


     d.)     Any dividends on the Shares and the proceeds from the sale thereof will be paid to Proactive Technologies, Inc. No other persons, other than the shareholders of Proactive Technologies, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     e.)     This section is not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Proactive Technologies, Inc. and any other persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, there are no securities of the Company which are pledged or otherwise are subject to a contingency the occurrence of which gives another person or entity voting power or investment power over such securities.

Item 7.     Material to be filed as Exhibits.

     The following shall be filed as exhibits:

     Copies of written agreements related to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-
1(f)):           NONE

     Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:
(1.)  The borrowing of funds to finance the acquisition as
disclosed in Item 3:     NONE.

(2.)  The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any
other matter as disclosed in Item 4:    NONE

     (3.)     The transfer or voting of the securities, finder's fees,
joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as
disclosed in Item 6:     NONE

                                     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated:        October 21, 1997



       /s/     Anne Dechman, Secretary      /s/    Mark A. Conner
ATTEST:     Anne Dechman, Secretary     Mark A. Conner, President
     Proactive Technologies, Inc.    Proactive Technologies, Inc.



                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




   Dated:     October 21, 1997



ATTEST:    Anne Dechman, Secretary      Mark A. Conner, President
     Proactive Technologies, Inc.     Proactive Technologies, Inc.